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                                                                 Exhibit (a)(1)

                     LETTER FROM UNION PACIFIC CORPORATION

                                                             December [.], 2001

Dear Motor Cargo Shareholder:

   On January [ . ], 2002, Union Pacific Corporation intends to take Motor Cargo Industries, Inc. private through a "short-form" merger. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

    .  tell you more about the merger;

    . explain why we think that the consideration offered you in our exchange offer and merger is fair consideration for your shares; and

    .  let you know about your dissenters' rights under Utah law.

   Motor Cargo's public shareholders are not being asked to approve the merger or take any other action at this time. Under Utah law, Union Pacific beneficially owns a sufficient number of shares to cause the merger to occur without your approval. After the merger, Union Pacific will be the only shareholder of the company that owns 100% of the business of Motor Cargo. In the merger, which we hope will occur on or about January [ . ], 2002 or as soon thereafter as possible, you will receive $12.10 in cash for each share of Motor Cargo stock that you own as of that date. If you do not believe that $12.10 is a fair price for your shares, you can follow the procedures described in the enclosed Schedule 13E-3 Transaction Statement and exercise dissenters' rights under Utah law. You should read the Schedule 13E-3 transaction statement carefully before deciding whether to accept $12.10 per share or to exercise your dissenters' rights. The amount that you receive after exercising your dissenters' rights may be higher or lower than the $12.10 per share you will receive in the merger.

   Shareholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Dissenters' Rights and a Letter of Transmittal. Shareholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory dissenters' rights, will be set forth in the Notice of Merger and Dissenters' Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

   After the merger, the common stock of Motor Cargo will not be publicly traded. Motor Cargo also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

                                          Sincerely yours,

                                          Union Pacific Corporation